TILES Trust No. 2006-1 10-K

EXHIBIT 19

Global Policy for Transactions in Morgan Stanley Securities

Policy Owner	Global Head of Compliance Information Controls Group	Approver	Non-Financial Risk Governance Committee
Effective Date	December 10, 2024	Contact Information	[*]

1	Executive Summary

This Global Policy for Transactions in Morgan Stanley Securities to Promote Compliance with Insider Trading Laws, Rules and Regulations (the “Policy”) sets forth general rules that directors and employees of Morgan Stanley must follow with respect to transactions in Morgan Stanley securities.1 This Policy also sets forth general rules and procedures for transactions by Morgan Stanley in Morgan Stanley securities. As used in this Policy, “Morgan Stanley” or the “Firm” includes Morgan Stanley and its consolidated subsidiaries. The purpose of this Policy is to promote compliance with insider trading laws, rules and regulations and the provisions of this Policy may be copied, described or summarized in other Morgan Stanley policies applicable to directors, employees or Morgan Stanley for the convenience of readers of those policies.

2	Transactions in Morgan Stanley Securities by Directors and Employees

2.1	General

Directors and employees may not transact in any security issued by Morgan Stanley, or (if permitted) any derivative security based on or related to any Morgan Stanley security, including through Morgan Stanley 401(k) plans or other deferred compensation or retirement plans (including those held outside the Firm), while in possession of Material Non-Public Information about Morgan Stanley (“Firm MNPI”), including during applicable window periods discussed in Section 2.2 below.

2.2	Window Periods and Trade Preclearance

2.2.1	Directors and Executive Officers

Subject to the provisions of Section 2.2.2 below, directors and executive officers of Morgan Stanley may only transact in Morgan Stanley securities during a window period, as determined by the Board of Directors of Morgan Stanley (the “Board”), and with the prior approval of the Chief Legal Officer (“CLO”) or his or her delegate. Once approval is received, the specific transaction must be executed before the close of the next business day; otherwise, an additional approval is required.

2.2.2	Operating Committee and Management Committee Members

Members of the Firm’s Operating Committee and Management Committee, including executive officers of Morgan Stanley, may only transact in Morgan Stanley securities during a window period, as determined by the CLO, and with the prior approval of the CLO, the Director of Company Law or their delegates. Once approval is received, the specific transaction must be executed before the close of the next business day; otherwise, an additional approval is required.

2.2.3	Access Persons

Access Persons, other than members of the Firm’s Operating Committee and Management Committee, may only transact in Morgan Stanley securities during a window period, as determined by the CLO, and are required to obtain pre-clearance for all transactions in Morgan Stanley securities through Morgan Stanley’s Trade Pre-Clearance System. Once approval is received, the specific transaction must be executed before the close of the next business day; otherwise, an additional approval is required.

1 This Policy applies to spouses, domestic partners or dependents of directors and employees and this policy also applies to trading accounts such persons have a financial interest in and/or the power, directly or indirectly, to control or influence investment decisions.

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2.2.4	Non-Access Persons

Non-Access Persons may only transact in Morgan Stanley securities during a window period, as determined by the CLO, but are not required to obtain pre-clearance for transactions in Morgan Stanley securities.

2.3	Derivatives and Margin Transactions

2.3.1	Derivatives Trading

Directors and employees may not, under any circumstances, sell short Morgan Stanley securities. Employees, other than members of the Firm’s Operating Committee and the Firm’s principal accounting officer, may write covered calls and buy protective puts during the relevant window periods referred to in this Section 2, but only with respect to hedging an existing position in saleable (i.e., unrestricted) Morgan Stanley securities.

2.3.2	Margin Transactions

Directors and members of the Firm’s Operating Committee and Management Committee and certain other groups, as determined by the CLO, may not enter into margin transactions related to Morgan Stanley securities. Other employees are permitted to margin saleable (i.e., unrestricted) Morgan Stanley securities.

3	Transactions by Morgan Stanley in Morgan Stanley Securities

3.1	General

Morgan Stanley may not issue or repurchase any Morgan Stanley securities while in possession of Firm MNPI.

3.2	Transactions in Morgan Stanley Securities

3.2.1	Approvals

While the general approval requirements for issuances and repurchases of Morgan Stanley securities vary across distribution channels, type of instrument and size, to promote compliance with Section 3.1, Morgan Stanley shall not issue Morgan Stanley securities or repurchase Morgan Stanley securities issued during any blackout period established in respect of such instrument.

3.2.2	Blackout Periods

Treasury Capital Markets shall be responsible for establishing and communicating quarterly blackout periods in respect of issuances and repurchases of Morgan Stanley securities, subject to quarterly review and approval by Company Law.

Quarterly blackout periods shall generally precede the public dissemination of Morgan Stanley’s quarterly and annual statements of revenues and earnings and end after such public dissemination, but may be modified or waived in appropriate circumstances in consultation with Company Law.

At their discretion, the Firm’s Treasurer, Head of Treasury Capital Markets, Chief Financial Officer (“CFO”), CLO or their delegates may impose additional blackout periods.

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3.1	Repurchases of Morgan Stanley Common Stock

From time to time, the Board may authorize the repurchase of Morgan Stanley’s common stock (“Repurchases”), which is reported by the Firm in its periodic reports filed with the U.S. Securities and Exchange Commission (“SEC”). Sections 3.3.1, 3.3.2, 3.3.3 and 3.3.4 below set forth the actions that shall be followed to help ensure that Repurchases are not made, or a Rule 10b5-1 Trading Plan to effect such Repurchases is not entered into, when the Firm is in possession of Firm MNPI.

3.3.1	Repurchase Blackout Period

No Repurchases shall take place during the Repurchase Blackout Period other than repurchases made pursuant to a Rule 10b5-1 Trading Plan. Nor should any Rule 10b5-1 Trading Plan be entered into during a Repurchase Blackout Period.

3.3.2	Authorized Officers

Only specifically designated persons may authorize Repurchases. The Chief Executive Officer (“CEO”) and CFO may initiate a Repurchase or Series of Repurchases or the entry into a Rule 10b5-1 Trading Plan to effect Repurchases (each a “Repurchase Action”).

3.3.3	Repurchase Pre-Approval Requirements

On the business day immediately prior to the proposed execution of a Repurchase Action, the CFO shall notify the CLO and Director of Company Law of (i) his or her decision to initiate a Repurchase Action on the next business day and (ii) his or her confirmation that he or she is not in possession of Firm MNPI.

Following such notification, the CLO shall confer with the CEO and CFO, and take additional steps as he or she deems necessary, to ascertain whether the Firm is in possession of Firm MNPI.

Upon the CLO’s satisfaction that, to his or her knowledge based on the steps above, the Firm is not in possession of Firm MNPI, the CLO shall notify the CFO that he or she can proceed with the Repurchase Action on the next business day. If the CFO does not receive such notification from the CLO, the CFO may not proceed with the Repurchase Action. Once the Repurchase Action is completed, the CFO must obtain separate authorization for additional Repurchase Actions.

If the CLO determines, for any reason, that the Repurchase Action should not proceed, he or she shall notify the CFO that he or she may not proceed with the Repurchase Action.

3.3.4	Series of Repurchases

If the Repurchase Action comprises a Series of Repurchases that may be carried out over a set period without implementation of a Rule 10b5-1 Trading Plan to effect the Series of Repurchases, then the CEO and CFO should contact the CLO should they become aware of any information that may constitute Firm MNPI for such time as the Series of Repurchases is taking place.

If, following commencement of a Series of Repurchases, the CLO determines, based on the notification contemplated by the immediately preceding paragraph or otherwise, that Firm MNPI has arisen or the CLO otherwise determines that it is inappropriate for Repurchases to continue, he or she shall instruct the CFO to terminate the Series of Repurchases. Any resumption of Repurchases shall constitute a Repurchase Action subject to the requirements set forth in in this Section 3.3. This paragraph does not apply to Repurchases made pursuant to a Rule 10b5-1 Trading Plan.

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4	Policy Assurance Methods

4.1	Consequences of Violating the Policy

Violations of this Policy may also result in corrective action by the Firm, including, but not limited to, cancellation of a trade, suspension of trading privileges and/or disciplinary action, up to and including termination of employment and civil proceedings. The Firm reserves the right in its sole discretion to freeze positions, cancel any trade without prior notice, instruct the employee to cancel a trade executed in an account held outside of Morgan Stanley or compel the repurchase at the market price of the securities sold in violation of this Policy. Employees can also be held responsible for the actions (or inaction) of others if they knew, or should have known, about their misconduct. Any loss will be borne by the violator and any profits will be forfeited. In addition, this Policy aligns with certain legal requirements, and violation of those legal requirements could result in criminal proceedings.

4.2	Exceptions and Exemptions

This Policy may be modified or an exception granted with approval of the CLO or his or her designee where the circumstances make such modification or exception appropriate, in compliance with applicable law.

5	Governance

5.1	Update Requirements

The Policy was approved by the Chief Legal Officer and the Chief Compliance Officer. The Global Head of Compliance Information Controls Group (or his or her designee) shall review this Policy annually and submit any significant amendments to this Policy to the Non-Financial Risk Governance Committee for approval.

6	Reference Information

6.1	Questions

Questions regarding employee transactions in Morgan Stanley securities should be directed to Employee Investing and Activities Compliance (“EIAC”) in the Compliance Department (“Compliance”) or [*].

6.2	Glossary

TERM	DEFINITION
Access Persons	Are specific individuals designated by job function or title and all individuals in certain designated divisions. Access Persons may receive or have access to Firm MNPI that is either cyclical (e.g., business operating results, financials) or noncyclical (e.g., material strategic transactions, significant undisclosed regulatory action). Individuals will be advised by Employee Investing and Activities Compliance each quarter if they are Access Persons for purposes of this Policy.
Blackout period	Refers to the period in which the Firm shall not engage in transactions of Morgan Stanley securities.

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Material

The Firm’s definition of “material” information is co-extensive with the definition provided by securities laws. For illustrative purposes only, and not to replace or change the legal definition, information may be “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision or it could reasonably be expected to have a substantial effect on the price of the Firm’s securities, or if the information could be viewed as significantly altering the total mix of available information. The following list, while not exhaustive, includes the types of information or events that should be reviewed carefully to determine whether such information is material:

•      Earnings, including whether the Firm will or will not meet expectations;

•      Mergers, acquisitions, divestitures, joint ventures, strategic alliances or other strategic arrangements;

•      Changes in senior management;

•      Changes in compensation policy;

•      A change in auditors or auditor notification that the Firm may no longer rely on an audit report;

•      Financings, capital actions and other events regarding Morgan Stanley securities (e.g., defaults on debt securities, calls of certain securities for redemption, repurchase plans, stock splits, dividends or public or private sales of securities);

•      Significant and/or pending litigation or regulatory investigations;

•      Significant events related to market, credit, liquidity, model, operational (including cybersecurity), compliance, financial crime, strategic and reputational risks; and

•      Bankruptcy, corporate restructuring or receivership.

Morgan Stanley securities	Are all securities issued by Morgan Stanley, including common stock, preferred stock and debt.
Non-Public Information	The Firm’s definition of “nonpublic” information is co-extensive with the definition provided by securities laws. For illustrative purposes only, and not to replace or change the legal definition, “nonpublic” information is information that has not been previously disclosed to the general public by means of a press release, SEC filing or other media for broad public access (including during a call that discusses quarterly earnings results that is announced in advance and broadly available to the public). Disclosure can be made public either by furnishing or filing a Current Report on Form 8-K, press release, posting on the Firm’s website or any other method that the Firm’s management believes is reasonably designed to distribute the information in a broad, non-exclusionary manner to the public.
Repurchase Blackout Period	Refers to the period that commences in advance of a quarterly earnings announcement and ends after such announcement, as determined by the CLO, in which Repurchases shall not take place unless pursuant to a Rule 10b5-1 Trading Plan.
Rule 10b5-1 Trading Plan	Is a repurchase plan established in accordance with the SEC’s Rule 10b5-1.
Series of Repurchases	Means a series of continuous Repurchases (not made pursuant to a Rule 10b5-1 Plan) that commences on a selected date and continues during a certain period on a daily or other basis, e.g., repurchases that commence following the announcement of earnings for the immediately preceding fiscal quarter. If more than five business days elapse without a Repurchase being completed, then the Series of Repurchases shall be deemed to have ceased.

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Transactions	Refers to purchases, sales, transfers or gifts. With respect to Morgan Stanley’s 401(k) plan, also includes changes to existing investments in the plan that result in funds being moved in or out of the Morgan Stanley Stock Fund.
Window period	Refers to the period determined by the Board or the CLO, as applicable, during which directors and employees may transact in Morgan Stanley securities, subject to any other restrictions discussed in Section 2 and any holding periods established by Compliance. Though to be determined as set forth in Section 2 of this Policy, the window periods referred to in Section 2 are generally expected to open on the first business day following the public dissemination of Morgan Stanley’s quarterly or annual statements of revenues and earnings and close no later than 30 business days later.

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